Filing pursuant to Rule 425 under the Securities Act of
1933, as amended Filer: Tele2 AB Subject Company: Com Hem
Holding AB Commission File No.: 000-30918 CREATING A LEADING
INTEGRATED CONNECTIVITY PROVIDER January 10, 2018

Important information For the purposes of this disclaimer,
"this presentation" means these slides, their contents or
any part of them, any oral presentation, any question and
answer session and any written or oral materials discussed
or distributed during the presentation meeting. This
presentation does not constitute notice to an extraordinary
general meeting or a merger document, nor shall it
constitute an offer to sell or the solicitation or
invitation of any offer to buy, acquire or subscribe for,
any securities or an inducement to enter into investment
activity, nor shall there be any sale of securities in any
jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any decision with
respect to the proposed statutory merger of Tele2 AB (publ)
("Tele2") and Com Hem Holding AB (publ) ("Com Hem") in
accordance with the Swedish Companies Act (the "Merger")
should be made solely on the basis of information to be
contained in the actual notices to the extraordinary general meetings of Tele2 and Com Hem, as applicable, and the merger document related to the Merger as well as on an independent
analysis of the information contained therein. You should
consult the merger document, which will be available prior
to the extraordinary general meeting of shareholders at
which the matters set out herein will be subject to vote,
for more complete information about the Merger. You should
also perform an independent analysis of the information
contained therein and the merger document when making any
investment decision. This presentation contains
forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties,
assumptions and other factors because they relate to events
and depend on circumstances that will occur in the future
whether or not outside the control of each respective
company or the combined company. Such factors may cause
actual results, performance or developments to differ
materially from those expressed or implied by such
forward-looking statements. Although managements of each
respective company believe that their expectations reflected in the forward-looking statements are reasonable based on
information currently available to them, no assurance is
given that such forward-looking statements will prove to
have been correct. You should not place undue reliance on
forward-looking statements. They speak only as at the date
of this presentation and neither Tele2 nor Com Hem
undertakes any obligation to update these forward-looking
statements. Past performance of Tele2 and Com Hem does not
guarantee or predict future performance of the combined
company. Moreover, Tele2, Com Hem and their respective
affiliates and their respective officers, employees and
agents do not undertake any obligation to review, update or
confirm expectations or estimates or to release any
revisions to any forward-looking statements to reflect
events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be
no certainty that the Merger will be completed in the manner and timeframe described in this presentation, or at all.
Note about preliminary combined financial information and
basis of preparation The preliminary combined financial
information included in this presentation is for
illustrative purposes only. The preliminary combined
financial information is not financial pro forma
information, and has not been audited or otherwise reviewed
by the companies' auditors. Differences in accounting
policies or definitions of non-IFRS measures have not been
taken into account. Financial information for Tele2 and Com
Hem have been based on unaudited reported financial
information. Financial information for Tele2 is based on
unaudited figures restated in order to reflect the sale of
Tele2 Austria in October 2017 and the transaction between
Tele2 Netherlands and Deutsche Telekom announced in December
2017 (re-classified as discontinued operations in December
2017). Tele2 Netherlands historical financial information
has been adjusted by certain intercompany items. The
preliminary combined income statement information has been
calculated assuming the activities had been included in one
entity from the beginning of each period. The net sales,
EBITDA (referring to Tele2's EBITDA and Com Hem's underlying
EBITDA), capex and Operating cash flow of the combined
company have been calculated as a sum of combined financial
information for the twelve months ended December 31, 2016,
for the twelve months ended September 30, 2017 and for the
nine months ended September 30, 2017. The preliminary
combined financial information is based on hypothetical
estimates and should not be viewed as pro forma financial
information. EBITDA, underlying EBITDA, capex, opex,
standalone economic net debt, combined economic net debt and operating cash flow (OCF) are financial performance measures that are not defined under IFRS. Additional information
about these performance measures is available in the
companies' financial reports which are available at:
http://www.tele2.com/investors/and
http://www.comhemgroup.se/en/investors/, respectively.
Notice to shareholders in the United States This
presentation is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer
to buy shares of Tele2 or Com Hem. Tele2 intends to file a
registration statement on Form F-4 with the Securities and
Exchange Commission (the "SEC") in connection with the
transaction. Tele2 and Com Hem expect to mail a merger
document, which is part of the registration statement on
Form F-4, to security holders of Com Hem in connection with
the transaction. This presentation is not a substitute for
the registration statement, merger document or any other
offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com
Hem in connection with the proposed transaction. INVESTORS
AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER
DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER
DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE
TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE
TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE
WITH RESPECT TO THE TRANSACTION. When the merger document
becomes available, investors and security holders will be
able to obtain free copies of it through the website
maintained by the SEC at www.sec.gov. Free copies of the
merger document may also be obtained from Tele2, by
directing such request to Mr. Erik Strandin Pers, Head of
Investor Relations, e-mail: erik.pers@tele2.com, phone: +46
733 41 41 88, or from Com Hem, by directing a request to Ms.
Petra von Rohr, Director of IR and Corporate Communications,
e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger
document, Tele2 and Com Hem file annual, quarterly and
special reports and other information with the Swedish
Financial Supervisory Authority. You may read and copy any
reports, statements or other information filed by Tele2 or
Com Hem at: http://www.tele2.com/investors/ and
http://www.comhemgroup.se/en/investors/, respectively.

Today's presenters Allison Kirkby President and CEO of Tele2
Lars Nordmark CFO of Tele2 Anders Nilsson CEO of Com Hem

TELE2 COM HEM Creating a leading integrated connectivity
provider

Tele2 Com Hem: summary of the combination Structure The
combination will be implemented by way of a statutory merger whereby Com Hem will be merged into Tele2 Com Hem's
shareholders will receive as merger consideration SEK 37.02
in cash plus 1.0374x new B shares in Tele2 to be issued for
each share in Com Hem and hence the shareholders of Com Hem
will receive an approximate 26.9 percent economic ownership
in Enlarged Tele2 and a total cash consideration of SEK 6.6
billion Tele2 and Com Hem will distribute stated ordinary
dividends for 2017 to their respective shareholders in the
amount of SEK 4 per share for Tele2 shareholders and SEK 6
per share for Com Hem shareholders. In addition, Com Hem has an existing share buyback program which ends no later than
March 20, 2018 Decision-making Merger plan and combination
agreement between the parties (signed by Tele2's and Com
Hem's BoD on 9 January, 2018) The final decision on the
merger is made by the Extraordinary General Meeting (EGM;
2/3 majority) of both companies Corporate Governance Georgi
Ganev, proposed new Chairman of Tele2 will chair the BoD of
Enlarged Tele2 and Andrew Barron and at least one additional
Com Hem Board Director will join the Board of Directors of
Tele2 upon completion of the Merger Anders Nilsson will
become CEO of Tele2 following completion of the Merger and
will assume leadership of the Tele2 management team Allison
Kirkby will continue as CEO of Tele2 until the completion of the Merger and will ensure a smooth transition Synergies
Total opex, capex and revenue synergies with an estimated
full annual run-rate of around SEK 900 million Deal
Certainty Tele2's and Com Hem's largest shareholder
Kinnevik, holding in aggregate 30.1 percent of the shares
and 47.6 percent of the votes in Tele2 and in aggregate 18.7 percent of the shares and votes in Com Hem, has undertaken
to vote in favor of the merger at the respective EGMs and
not to sell any shares in Tele2 or Com Hem (or in the
Enlarged Tele2) up until six months after completion of the
Merger, subject to customary conditions Tele2 has obtained
committed financing for the merger in the form of a bridge
facility from a group of three banks Completion of the
merger is subject to, inter alia, approval by EGMs in Tele2
and Com Hem as well as merger control approvals from
relevant competition authorities Kinnevik has committed to
participate in the European Commission merger control
procedure and is prepared to effect pro-competitive measures if required to complete the merger Timing Swedish merger
document and US Form F-4 expected to be published in H2 2018 prior to the EGMs EGMs of Tele2 and Com Hem expected to be
held in H2 2018 The merger is expected to be completed in H2
2018

Tele2 Com Hem: strategic rationale 1 Combination of two
highly complementary businesses Creating a leading
integrated operator in Sweden by combining an award-winning
mobile network with the fastest national fixed network and
the widest range of content in the market Mobile and fixed
broadband #2 and market leader in digital TV Mobile network
covering 99.9% of population and a fixed broadband network
covering almost 60% of households with potential to grow 2
Enabling a superior customer offering meeting the demands of tomorrow Positioned for enhanced growth capitalizing on
increased fixed and mobile data consumption underpinned by
accelerated video demand, by offering a full range of
complementary and ubiquitous high-quality connectivity and
digital services Well positioned to act as a customer
champion in an integrated world to further improve customer
satisfaction and loyalty 3 Greater scale and diversification
Combined LTM net sales of SEK 22.8 billion, EBITDA(1) of SEK
7.2 billion and OCF(2) of SEK 5.2 billion in Sweden
Strengthening and diversification of the combined company's
Swedish operations Resilient, broad-based cash flow
generation 4 Unlocking significant synergies Targeting opex
and capex synergies with a run-rate of approximately SEK 450 million Cross-selling unlocks potential material revenue
synergies with a run-rate EBITDA effect of approximately SEK
450 million Synergies starting in year 1 and fully achieved
five years after completion of the transaction 5 Attractive
financial profile Accretive to free cash flow per share from year 1 Significant capacity to enhance revenue growth and
allow for attractive shareholder remuneration and returns
Maintaining financial strength and flexibility Committing to a credit profile consistent with an investment grade rating
and to maintain Tele2's current leverage target of 2.0-2.5x
over the medium term Note: The preliminary combined
financial information on this page is not financial pro
forma information, and has not been audited or otherwise
reviewed by the companies' auditors. Differences in
accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2
Sweden and Com Hem have been based on unaudited reported
financial information. LTM refers to the period 1 Oct 2016 -
30 Sep 2017. (1) Refers to a combination of Tele2's EBITDA
in Sweden and Com Hem's Underlying EBITDA. (2) Refers to a
combination of Tele2's OCF (defined as EBITDA - Capex) in
Sweden and Com Hem's OCF (defined as Underlying EBITDA -
Capex).

1 Com Hem is a highly attractive Swedish asset Solid
financial track record with outstanding cash flow generation
SEKbn 6.0 5.0 4.0 3.0 2.0 1.0 0.0 2013 2014 2015 2016 Q3
2017 LTM 90% 75% 60% 45% 30% 15% 0% Underlying EBITDA (LHS)
OCF (LHS)(2) Cash conversion (RHS)(3) Underlying EBITDA CAGR(1)
7.6% 52% 54% 58% 65% 61% 2.2 2.3 2.3 2.5 2.9 1.1 1.2 1.4 1.7
1.8 Supported by impressive improvement of key operating
metrics Total unique subscribers(4) (millions) 0.9 1.5 2014
Q3 2017 Consumer churn, Com Hem segment(5) (%) 15.1% -2.1pp
13.0% 2014 Q3 2017 LTM Total addressable households (k)
2,000 300 1,700 2,700 700 300 1,700 3,000 300 700 300 1,700
Pre SDU and Boxer Q3 2017 2020 Additional potential Added
since start of expansion Com Hem open LAN Com Hem vertical
FibreCoax Customer satisfaction Com Hem vs. industry(6)
Consumer broadband DTV -1.1 -4.3 0.1 1.6 2014 2017
Award-winning broadband network speeds Best for YouTube HD
YouTube Fastest for Netflix Netflix Fastest broadband
SPEEDTEST Test-winning WiFi EXCENTIS Broadband supplier
DREAMHACK Source: Company information. Note: Note:
Financials not pro-forma adjusted for the acquisitions of
Boxer Sweden (September 2016) and Phonera (March 2014). (1)
Underlying EBITDA CAGR between 2013 and Q3 2017 LTM. (2) OCF is defined as Underlying EBITDA - Capex. (3) Cash conversion is defined as OCF / Underlying EBITDA. (4) Total unique
subscribers including Com Hem Consumer segment, B2B and
Boxer. Boxer Sweden was acquired in September 2016 and is
only included in Q3 2017 figure. (5) Com Hem Consumer
segment only i.e. excluding Boxer. LTM churn calculated as
average of included quarters. (6) Svenskt Kvalitetsindex
2017.

1 Sweden at the core of Tele2's Baltic Sea Challenger
position Solid financial track record with superior cash
flow generation SEKbn 6.0 5.0 4.0 3.0 2.0 1.0 0.0 2013 2014
2015 2016 Q3 2017 LTM 0% 15% 30% 45% 60% 75% 90% EBITDA
CAGR(1) 72% 83% 80% 77% 81% 5.9% 3.4 3.6 3.8 3.8 4.3 2.5 3.0 3.1
2.9 3.4 EBITDA (LHS) OCF (LHS)(2) Cash conversion (RHS)(3)
Supported by impressive improvement of key operating metrics
Number of mobile customers (millions) CAGR 3.7 1.8% 3.9 2014
Q3 2017 Average monthly data consumption Total postpaid(4)
CAGR 42.9% Q3 2015 Q3 2017 Mobile end-user service revenue
(SEKbn) CAGR 7.3 2.3% 7.7 2014 Q3 2017 LTM Customer
satisfaction Tele2 vs. industry(5) 2.4 0.9 -1.5 2014 2017
Award-winning mobile network and brands Award winning 4G
coverage 99.9% Population coverage 90% Geographical coverage
5G network agreement in place Award-winning brands Swedish
brand award COMVIQ #1 2017 TELE2 #1 2016 Source: Company
information. Note: All metrics refer to Tele2 Sweden.
Financials not pro-forma adjusted for the acquisition of TDC
Sweden (October 2016). (1) EBITDA CAGR between 2013 and Q3
2017 LTM. (2) OCF is defined as EBITDA - Capex. (3) Cash
conversion is defined as OCF / EBITDA. (4) Comprised of
Tele2 Residential, Tele2 Business and Comviq postpaid. Only
Mobile regular, i.e. not including Mobile broadband. (5)
Svenskt Kvalitetsindex 2017.

1 Creating a leading integrated connectivity provider in
Sweden Key financial metrics Sweden, SEKbn LTM(1) TELE2
SEKbn Net sales 15.7 EBITDA 4.3 OCF(2) 3.4 COM HEM SEKbn Net sales 7.1 Underlying EBITDA 2.9 OCF(2) 1.8 TELE2 COM HEM
SEKbn Net sales 22.8 EBITDA 7.2 OCF(2) 5.2 Revenue split
Sweden, LTM(1) (3) Mobile Broadband Digital TV Boxer Other
Geographical EBITDA split, LTM(1) Sweden Baltics Other
Source: Company information. Note: The preliminary combined
financial information on this page is not financial pro
forma information, and has not been audited or otherwise
reviewed by the companies' auditors. Differences in
accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2
Sweden and Com Hem have been based on unaudited reported
financial information. (1) LTM refers to the period 1 Oct
2016 - 30 Sep 2017. (2) For Tele2 OCF is defined as EBITDA -
Capex. For Com Hem OCF is defined as Underlying EBITDA -
Capex. (3) Business revenue splits based on external sales
for Tele2 and Com Hem, including both B2C and B2B. Tele2 B2B revenue included in Mobile, Broadband and Other, Com Hem B2B revenue included in Other.

2 Enabling a superior customer offering meeting the demands
of tomorrow Ubiquitous high-quality connectivity Call and
surf abroad Connect the home Remotely manage the home
Connect gadgets Connect the car Watch digital TV at home or
when on the move Watch OTT on my TV at home or when on the
move Game online Surf at home Call from home

Well-positioned to act as a customer champion in an integrated world

Service area	Mobile	Fixed broadband	Digital TV
Market share Sweden(1)	28%	22%	39%
Market position(1)	#2	#2	#1
At a glance	▪ Award-winning network ▪ 99.9% 4G population coverage ▪ 5G network agreement in place	▪ Powerful broadband network covering almost 60% of households ▪ Award-winning broadband speeds(2)	▪ Sweden's widest range of TV channels and Play services ▪ Content available anytime, anywhere ▪ Strong position in an OTT world
# of customers /RGUs(3)	3.9m	0.8m	1.1m

■ Tele2 contribution ■ Com Hem contribution

Source: Company information, the Swedish Post and Telecom Authority.
Note: (1) Market share and market position in Sweden based on number of active subscriptions as of 30 June, 2017, including both B2C and B2B. (2) Highest average download speed in Sweden according to Speedtest 2016; Best result in YouTube's Video Quality report 2017; Highest average speed since May 2015 in Netflix Speed Index. (3) Number of combined customers/RGUs in Sweden calculated as the sum of Tele2 customers and Com Hem consumer and Boxer RGUs as per the respective companies' Q3 2017 reports.

11

3 Strengthening and diversification of the Swedish
operations Creating a strong #2 integrated operator in
Sweden Revenue split Sweden(1) (LTM(2), SEKbn) Telia 36.8
Tele 2 COM HEM 22.8 Telenor 12.8 3 7.6 Mobile Fixed
connectivity Other EBITDA Sweden (LTM(2), SEKbn) Telia 13.9
Tele 2 COM HEM 7.2(3) Telenor 3.8 3 2.3 Source: Company
information. Note: The preliminary combined financial
information on this page is not financial pro forma
information, and has not been audited or otherwise reviewed
by the companies' auditors. Differences in accounting
policies or definitions of non-IFRS measures have not been
taken into account. Financial information for Tele2 Sweden
and Com Hem have been based on unaudited reported financial
information. (1) Revenue and revenue splits based on
external revenue for the respective companies, except for
Telenor where the total revenue figure is based on external
sales but the split between mobile revenue and fixed
connectivity revenue is based on revenue including internal
revenue. Equipment revenue included in mobile revenues and /
or fixed connectivity revenue for all companies except Telia
Sweden, as Telia Sweden does not disclose a breakdown of
equipment revenue into mobile and fixed operations. Com Hem
B2B operations included in Other. (2) LTM refers to the
period 1 Oct 2016 - 30 Sep 2017. (3) Refers to a combination of Tele2's EBITDA and Com Hem's Underlying EBITDA.

4 Unlocking meaningful value from synergies

Key categories	Description	Run-rate (SEK million)[1]
Opex and capex synergies	▪ Estimated opex synergies arising primarily from network, IT and infrastructure efficiencies, optimization of customer care, sales and marketing as well as management and administrative function cost reductions ▪ Estimated capex synergies including optimization of investments in IT and network ▪ It is projected that the full effect of the opex and capex synergies will be achieved five years after completion of the transaction, with approx. 65 percent of the run-rate opex and capex synergies being realized within three years and 80 percent within four years ▪ The bulk of the opex and capex are generated from opex synergies	~450
Revenue synergies	▪ Estimated revenue synergies primarily a result of accelerated growth driven by, inter alia, the opportunity to offer a full range of complementary connectivity and digital services to the Swedish market and by cross-selling to each company's customer base ▪ It is projected that the full effect of the revenue synergies will be achieved five years after completion of the transaction	~450 (EBITDA impact)
Total synergies		**~900**
Integration costs	▪ One-off integration costs estimated to amount to approx. SEK 600 million in total with the vast majority of the integration costs estimated to be incurred within the first three years after completion of the transaction	

Note: (1) Run-rate synergies before integration costs.

13

5 Enhanced cash flow characteristics Combination of very
stable and cash generative assets EBITDA over time in Sweden
(SEKbn) 33% 34% 35% 34% 31% 6.6% 5.6 5.9 6.2 6.4 7.2 2.2 2.3
2.3 2.5 2.9 3.4 3.6 3.8 3.8 4.3 2013 2014 2015 2016 Q3 2017
LTM CAGR(2) EBITDA Tele2 Sweden Underlying EBITDA Com Hem
Combined EBITDA margin in Sweden Operating cash flow(1)
(OCF) over time in Sweden (SEKbn) 21% 24% 25% 24% 23% 10.2%
3.6 4.2 4.4 4.6 5.2 1.1 1.2 1.4 1.7 1.8 2.5 3.0 3.1 2.9 3.4
2013 2014 2015 2016 Q3 2017 LTM CAGR(2) OCF Tele2 Sweden OCF
Com Hem Combined OCF margin in Sweden Source: Company
information. Note: The preliminary combined financial
information on this page is not financial pro forma
information, and has not been audited or otherwise reviewed
by the companies' auditors. Differences in accounting
policies or definitions of non-IFRS measures have not been
taken into account. Financial information for Tele2 Sweden
and Com Hem have been based on unaudited reported financial
information. Historic financial information for Tele2 Sweden is not pro forma adjusted for the acquisition of TDC Sweden
(October 2016), and historic financial information for Com
Hem is not pro-forma adjusted for the acquisitions of Boxer
Sweden (September 2016) and Phonera (March 2014). (1) For
Tele2 Sweden OCF is defined as EBITDA - Capex. For Com Hem
OCF is defined as Underlying EBITDA - Capex. (2) CAGR
between 2013 and Q3 2017 LTM (combined financials).

5 Combination with superior cash conversion compared to peers

Cash conversion over time in Sweden[1]



72%
83%
80%
77%
81%
TELE2
70%
64%
72%
72%
71%
72%
73%
TELE2
COM HEM
66%
67%
64%
65%
61%
COM HEM
61%
58%
57%
58%
57%
56%
55%
52%
54%
51%
51%
55%
52%
telenor
Telia
2013
2014
2015
2016
Q3 2017 LTM
Tele2 Sweden and Com Hem
Tele2 Sweden
Com Hem
Telenor
Telia
Three Scandinavia (2)

Share of Q3 2017 LTM EBITDA in Sweden



COM HEM
100%
TELE2
COM HEM
78%
72%
TELE2
67%
Telia
55%
telenor
8%

Share of Q3 2017 LTM OCF[3] in Sweden



COM HEM
100%
TELE2
COM HEM
86%
(4)
75%
TELE2
80%
Telia
79%
telenor
8%

Source: Company information.

Note: The preliminary combined financial information on this page is not financial pro forma information, and has not been audited or otherwise reviewed by the companies' auditors. Differences in accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2 Sweden and Com Hem have been based on unaudited reported financial information. (1) Defined as EBITDA - Capex / EBITDA for Tele2 and Underlying EBITDA - Capex / Underlying EBITDA for Com Hem. (2) Cash conversion for Three Scandinavia, i.e. including both Sweden and Denmark. (3) Defined as EBITDA - Capex. (4) Capex for Three Sweden not separately disclosed, hence reported Three Scandinavia LTM capex to sales has been applied to Three Sweden's LTM sales to estimate capex.

15

5 Maintained financial strength and flexibility Comments
Preliminary combined economic net debt at 30 September 2017
of SEK 25.5 billion 2.8x combined EBITDA LTM, as of Q3 2017, post deconsolidation of Tele2 Netherlands and Austria
Committed to a credit profile consistent with an investment
grade credit rating Tele2 has obtained committed financing
for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual
and customary for this type of facility The bridge facility
has a tenor of up to twenty-four (24) months and is to be
used to finance the merger and will be replaced and/or
refinanced by the issuance of capital markets debt or loans
with longer tenors Illustrative combined economic net debt
(SEKbn) 1.7x EBITDA(1) LTM 10.7 Tele2 Q3 2017 economic net
debt 6.6 Cash consideration -2.5 Tele2 Netherlands and Tele2
Austria (2) 3.7x EBITDA LTM 10.7 Com Hem Q3 2017 net debt
2.8x EBITDA LTM 25.5 Combined Q3 2017 economic net debt
Source: Company information. Note: The preliminary combined
financial information on this page is not financial pro
forma information, and has not been audited or otherwise
reviewed by the companies' auditors. Differences in
accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2 is based on unaudited figures restated in order to reflect
the sale of Tele2 Austria in October 2017 and the
transaction between Tele2 Netherlands and Deutsche Telekom
announced in December 2017 (re-classified as discontinued
operations in December 2017). Tele2 Netherlands historical
financial information has been adjusted by certain
intercompany items. Financial information for Com Hem has
been based on unaudited reported financial information.
Combined EBITDA refers to a combination of Tele2's EBITDA
and Com Hem's Underlying EBITDA. LTM refers to the period 1
Oct 2016 - 30 Sep 2017. (1) EBITDA for Tele2 used in
leverage calculation includes EBITDA Q3 2017 LTM
contribution from the Netherlands and Austria and pro forma
TDC Sweden but only includes Tele2's share (49 percent) of
EBITDA in Kazakhstan. (2) Refer to adjustments for the cash
consideration expected to be received from the announced
transaction between Tele2 Netherlands and Deutsche Telekom
announced in December 2017 of approximately SEK 1.8 billion
and the cash consideration from the divestment of Tele2
Austria of approximately SEK 0.7 billion.

5 Preliminary financial targets and shareholder remuneration framework Financial target framework The Board of Directors
of Tele2, together with Tele2 management, have considered
appropriate financial targets for Enlarged Tele2 and agreed
on the below framework Subsequent to the completion of the
merger, the Tele2 management team will together with the
Tele2 Board of Directors refine and possibly adapt these
targets Shareholder remuneration Following completion of the merger, Enlarged Tele2 will remain committed to covering
shareholder remuneration with equity free cash flow and to
returning excess capital to shareholders It is envisaged
that Enlarged Tele2 will increase shareholder remuneration
relative to Tele2's level today and grow it over time,
enabled by strong cash flow generation More specific
guidance will be provided after completion Capital structure
Enlarged Tele2 will be committed to a credit profile
consistent with an investment grade credit rating and to
maintain the current leverage target of 2.0-2.5x over the
medium term

Execution

Transaction overview Com Hem shareholders to receive SEK
37.02 and 1.0374x newly issued Tele2 B shares for each Com
Hem share Merger consideration For each Com Hem share 37.02
SEK in cash + 1.0374x B shares in Tele2 Ownership structure
in merged company Tele2 shareholders (Economic ownership)
Com Hem shareholders (Economic ownership) 73.1% 26.9%
Enlarged Tele2

Illustrative post transaction shareholder structure Top 5
shareholders in the combined company Shareholder % Capital %
Votes Kinnevik 27.3% 41.9% Norges Bank 2.9% 2.3% MFS
Investment Management 2.9% 2.2% Nordea Fonder 2.4% 1.9%
Capital Group 2.3% 1.8% Top 5 shareholders 37.8% 50.0% Other shareholders 62.2% 50.0% Total 100.0% 100.0% Tele2
shareholders 73.1% 79.3% Com Hem shareholders 26.9% 20.7%
Commentary Tele2's and Com Hem's largest shareholder
Kinnevik, holding in aggregate 30.1 percent of the shares
and 47.6 percent of the votes in Tele2 and in aggregate 18.7 percent of the shares and votes in Com Hem, has undertaken
to vote in favor of the merger at the respective EGMs and
not to sell any shares in Tele2 or Com Hem (or in the
Enlarged Tele2) up until six months after completion of the
Merger, subject to customary conditions The post transaction shareholders of the combined company are calculated based on the latest shareholder information and an exchange ratio of
1.0374x Tele2 B shares for each Com Hem share As a result of the exchange, the current shareholders of Tele2 (excluding
shares held in custody) would own 73.1% of the capital and
the current shareholders of Com Hem (excluding shares held
in custody) would own 26.9% of the capital of the combined
company Source: Company information, Holdings Modular
Finance. Note: Illustrative post transaction shareholder
structure based on information from Holdings Modular Finance database as of 9 January 2018 and the number of shares
outstanding in Tele2 and Com Hem as of 9 January 2018
(excluding any shares held in treasury by the respective
companies).

Governance Chairman of the Board Georgi Ganev, proposed new
Chairman of Tele2 will chair the BoD of Enlarged Tele2 Board representation Andrew Barron and at least one additional Com
Hem Board Director will join the Board of Directors of Tele2 upon completion of the Merger CEO Anders Nilsson will become
CEO of Tele2 following completion of the Merger and will
assume leadership of the Tele2 management team Allison
Kirkby will continue as CEO of Tele2 until the completion of the Merger and will ensure a smooth transition

Regulatory process Approvals required European Commission
under the EU Merger Regulation One stop shop: no filings
with national competition authorities in the EEA required
Process The Parties will prepare a draft notification and
enter into customary pre-notification discussions with the
Commission Once the Commission gives green light to file, a
formal notification is made The Parties are committed to
swiftly prepare a solid notification and to resolve any
questions that may arise during the process Timing Overall
timing depends on the Commission's review and questions
Start pre-notification process (no statutory deadline;
Commission's timing varies)

Indicative timeline January 10, 2018 The merger plan is
announced and made available to the companies' shareholders
H2 2018 Swedish merger document and US Form F-4 are made
public EGMs in Tele2 and Com Hem The Swedish Companies
Registrations Office registers the Merger (subject to
approval by the relevant competition authorities)

Better together TELE2 COM HEM Creating a strong integrated
connectivity provider in Sweden Highly complementary
businesses enabling a superior customer offering and greater scale Value accretive to all shareholders Supported by main
shareholder

Q and A

APPENDIX

Preliminary combined key figures

SEK million, unless otherwise noted	1 Jan - 30 Sep 2017			1 Oct 2016 - 30 Sep 2017			Full year 2016		
	Tele2	Com Hem	Combined	Tele2	Com Hem	Combined	Tele2	Com Hem	Combined
Net sales	18,382	5,331	23,713	24,722	7,111	31,833	21,190	5,665	26,855
EBITDA[(1)]	4,880	2,204	7,084	6,341	2,900	9,241	5,408	2,547	7,955
EBITDA margin	*26.5%*	*41.3%*	*29.9%*	*25.6%*	*40.8%*	*29.0%*	*25.5%*	*45.0%*	*29.6%*
Capex	1,274	819	2,093	2,037	1,124	3,161	2,319	893	3,212
% of net sales	*6.9%*	*15.4%*	*8.8%*	*8.2%*	*15.8%*	*9.9%*	*10.9%*	*15.8%*	*12.0%*
Operating cash flow[(2)]	3,606	1,385	4,991	4,304	1,776	6,080	3,089	1,655	4,744
% of net sales	*19.6%*	*26.0%*	*21.0%*	*17.4%*	*25.0%*	*19.1%*	*14.6%*	*29.2%*	*17.7%*
Economic net debt[(3)]				10,698	10,719	28,012			
Excluding Tele2 Netherlands and Tele2 Austria[(4)]				*8,223*	*10,719*	*25,537*			
Economic net debt to EBITDA[(5)] **LTM**[(6)]				1.7x	3.7x	3.0x			
Excluding Tele2 Netherlands and Tele2 Austria				*1.4x*	*3.7x*	*2.8x*			
Total customers/RGUs, thousands[(7)]				15,379	2,195	17,574	15,011	2,196	17,207
Total customers/RGUs Sweden, thousands[(7)]				4,066	2,195	6,261	4,131	2,196	6,327

Source: Company information.

Note: The preliminary combined financial information on this page is not financial pro forma information, and has not been audited or otherwise reviewed by the companies' auditors. Differences in accounting policies or definitions of non-IFRS measures have not been taken into account. Financial information for Tele2 is based on unaudited figures restated in order to reflect the sale of Tele2 Austria in October 2017 and the transaction between Tele2 Netherlands and Deutsche Telekom announced in December 2017 (re-classified as discontinued operations in December 2017). Tele2 Netherlands historical financial information has been adjusted by certain intercompany items. Financial information for Com Hem has been based on unaudited reported financial information.

(1) EBITDA refers to Tele2's EBITDA and Com Hem's Underlying EBITDA. (2) Defined as EBITDA - Capex. (3) Standalone economic net debt refer to Tele2's standalone economic net debt and Com Hem's standalone net debt as reported by the respective companies, combined economic net debt includes SEK 6.6 billion cash consideration in relation to the merger. (4) Tele2 standalone economic net debt and combined economic net debt adjusted for the cash consideration expected to be received from the announced transaction between Tele2 Netherlands and Deutsche Telekom announced in December 2017 of approximately SEK 1.8 billion and the cash consideration from the divestment of Tele2 Austria of approximately SEK 0.7 billion. (5) EBITDA for Tele2 used in leverage calculation includes EBITDA Q3 2017 LTM contribution from the Netherlands and Austria and pro forma TDC Sweden but only includes Tele2's share (49 percent) of EBITDA in Kazakhstan. (6) LTM refers to the period 1 Oct 2016 – 30 Sep 2017. (7) Number of combined customers/RGUs calculated as the sum of Tele2 customers, Com Hem consumer and Boxer RGUs and Com Hem unique B2B customers as per the respective companies' Q3 2017 reports.

27

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